Exhibit 99.1

ADIRA ENERGY LTD.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2017

UNAUDITED

U.S. DOLLARS IN THOUSANDS

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NOTICE TO SHAREHOLDERS

The accompanying unaudited condensed consolidated interim financial statements of Adira Energy Ltd. for the six month period ended June 30, 2017 have been prepared by management in accordance with International Financial Reporting Standards applicable to consolidated interim financial statements (see note 2 to the unaudited condensed consolidated interim financial statements). Recognizing that the Company is responsible for both the integrity and objectivity of the unaudited condensed consolidated interim financial statements, management is satisfied that these unaudited condensed consolidated interim financial statements have been fairly presented.

Under National Instrument 51-102, part 4, sub-section 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

ADRI ENERGY LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands

	June 30	December 31
	2017	2016
	Unaudited	Audited
Assets
Current assets
Cash and cash equivalents	$15	$19
Loan Receivable	-	25
Other receivables and prepaid expenses	3	8

	$18	$52

Liabilities
Current liabilities
Trade payables	$19	$11
Accrued liabilities	257	263
Loan Payable	6	-
	282	274

Non-curremt Liabilities
Warrant liability	52	67
	334	341
Equity
Share capital	-	-
Additional paid-in capital	34,060	34,060
Accumulated deficit	(34,376)	(34,349)

Total deficit	(316)	(289)

Total liabilities and deficit	$18	$52

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

ADRI ENERGY LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS AND COMPREHENSIVE PROFIT AND LOSS

U.S. dollars in thousands, except share and per share data

	Six Months ended		Three Months ended
	June 30		June 30
	2017	2016	2017	2016
	Unaudited		Unaudited
Expenses:
General and administrative costs	$50	$51	$29	$30

Total expenses	50	51	29	30
Loss before gain on foreign exchange and gain on revaluation warrant liability	(50)	(51)	(29)	(30)
Gain on foreign exchange	8	2	5	1
Gain on revaluation of warrant liability	15	-		-
Net loss and comprehensive loss	$(27)	$(49)	$(18)	$(29)

Basic and diluted net loss per share attributable to equity holders of the parent	$(0.00)	$(0.00)	$(0.00)	$(0.00)

Weighted average number of ordinary shares used in computing basic and diluted net loss per share	17,112,022	17,112,022	17,112,022	17,112,022

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

ADRI ENERGY LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY (DEFICIT)

U.S. dollars in thousands, except share data

		Attributable to equity holders of the parent

	Number of shares	Share capital	Additional paid-in capital	Accumulated deficit	Total Deficit

Balance as of December 31, 2015 (audited)	17,112,022	$-	$34,060	$(34,134)	$(74)

Net loss for the year ended December 31, 2016	-	-	-	(215)	(215)

Balance as of December 31, 2016 (audited)	17,112,022	$-	$34,060	$(34,349)	$(289)
Net loss for the six month period ended June 30, 2017	-	-	-	(27)	(27)
Balance as of June, 2017 (unaudited)	17,112,022	$-	$34,060	$(34,376)	$(316)

	Number of shares	Share capital	Additional paid-in capital	Accumulated deficit	Total Deficit

Balance as of December 31, 2015 (audited)	17,112,022	$-	$34,060	$(34,134)	$(74)
Net loss for the six month period ended June 30, 2016	-	-	-	(49)	(49)
Balance as of June 30, 2016 (unaudited)	17,112,022	$-	$34,060	$(34,183)	$(123)

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

ADRI ENERGY LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six month period ended
	June 30
	2017	2016
	Unaudited
Cash flow from operating activities
Net loss for the period	$(27)	$(49)
Items not affecting cash:
Revaluation of warrants	(15)	-
Changes in non-cash working capital:
Decrease in accounts receivable, other receivables and prepaid expenses	5	(69)
Decrease in trade payables	8	(47)
Increase (decrease) in other accounts payable and accrued liabilities	(6)	78
	(35)	(87)

Cash flow from investing activities
Cash provided from loan received from SMAART	6	-
Cash provided from loan to SMAART	25	-
	31	-

Decrease in cash and cash equivalents	(4)	(87)
Cash and cash equivalents, beginning of period	19	124

Cash and cash equivalents, end of period	$15	$37

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

ADRI ENERGY LTD.

NOTE 1:- GENERAL

a.	Nature of operations

Adira Energy Ltd. and its subsidiaries ("Adira" or "the Company"), was an oil and gas exploration company with operations in Israel. Given the increasing challenging market conditions for oil and gas exploration throughout 2015 and 2016, the Company’s management has been looking for additional business opportunities (see below). Adira is a limited company, incorporated on April 8, 2009, and domiciled in Toronto, Ontario, Canada. The registered head office is located at 4101 Yonge Street, Suite 706, Toronto,. Ontario, M2P 1N6. The Company's shares are currently traded on the OTC market in the U.S. and the TSX Venture Exchange (“TSX”) in Canada. The condensed consolidated interim financial statements of the Company for the three and six months ended June 30, 2017 were authorized for issue in accordance with a resolution of the directors on August 29, 2017.

b.	Letter of intent to complete a transaction

On November 4, 2015, the Company entered into a letter of intent with SMAART Holdings Inc. (“SMAART” or “Target”) whereby the Company will acquire SMAART through a three-cornered amalgamation between the Company and its wholly owned subsidiary (the “Transaction”). On August 9, 2017, Adira, the Target and the shareholders of the Target entered into a revised letter of intent (the "Revised LOI") pursuant to which the Target and Adira will complete a transaction (the "Transaction") in which it is intended that the resulting corporation (the "Resulting Issuer") will be listed on the Canadian Securities Exchange (the "CSE"). Concurrently with the completion of the Transaction and subject to obtaining shareholder approval, Adira intends to delist its common shares from trading on the TSX Venture Exchange (the "TSXV"). It is further anticipated that the trading in Adira's common shares will remain halted during this time.

Business of the Target

The Target's business operates under the name Empower Clinics ("Empower") in the United States and is a growing national network of physician-staffed medical cannabis clinics with a primary focus on enabling patients to improve and protect their health. In addition to the clinic business, Empower also garners royalties from the sale of proprietary medical cannabis products manufactured, dispensed, and delivered by third party channel partners. Through the rapid addition of both physical clinic locations, coupled with third party manufacturer distribution relationships, Empower seeks to create a leading nationwide brand of trusted products and services for the medical cannabis industry, enabling patients to more effectively and affordably address areas such as chronic pain, Epilepsy, PTSD, and more. Empower also intends to seek merger and acquisition opportunities where possible to accelerate its business expansion plans and drive value.

ADIRA ENERGY LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 1:- GENERAL (Continued)

b.	Letter of intent to complete a transaction (continued)

The Transaction

Pursuant to the proposed terms of the Transaction, shareholders of the Target will exchange their common shares of the Target in exchange for common shares of Adira such that, following completion of the Transaction, shareholders of the Target will hold 95% of the outstanding common shares of the Resulting Issuer excluding any common shares issued pursuant to the Concurrent Financing (as defined below). Prior to the completion of the Transaction, Adira will seek shareholder approval for, amongst other things, the Transaction, a share consolidation and a name change to "Empower Clinics Inc."

Certain of the directors of Adira, specifically Dennis Bennie and Alan Rootenberg, are shareholders and, in the case of Mr. Rootenberg, an officer of the Target, and as such the Transaction is a non-arm's length transaction and may be a related party transaction under National Instrument 61-101. Adira has appointed Gadi Levin, currently Adira's CFO, as an additional director of Adira. Mr. Levin is considered independent for the purposes of the Transaction.

Conditions of the Transaction

The Transaction is subject to a number of conditions typical in a transaction of this nature, including, without limitation, the following approvals at an annual and special shareholder meeting to be held by Adira: majority of the minority shareholder approval for the Transaction and the delisting from the TSXV and approval by at least 66 2/3% of the votes cast by Adira shareholders to approve the change of name and share consolidation. The Transaction will also be subject to approval by the CSE. As Adira intends to delist from the TSXV, the TSXV will not have any involvement with respect to the approval of the Revised Transaction.

Private Placement

In addition, the Target intends to complete a financing to close concurrently with the completion of the Transaction (the "Concurrent Financing") whereby in it is anticipated that net proceeds of a minimum of $1,000 will be raised. Such funds will be available as working capital for the Resulting Issuer.

Management following the Completion of the Transaction

The Board of Directors of the Resulting Issuer will initially consist of seven directors, five of which shall be nominated by the Target and two of which shall be nominated by Adira. Further information with respect to these proposed directors and the management of the Resulting Issuer will be found in the listing statement to be prepared in connection with the proposed listing of the Resulting Issuer's common shares on the CSE.

ADIRA ENERGY LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 1:- GENERAL (Continued)

c.       Financial position:

As reflected in the consolidated financial statements, as of June 30, 2017, the Company had an accumulated deficit of $34,376. The Company is an early-exploration stage company and its operating revenues are currently insufficient to finance its future operating expenses and exploration funding commitments.

The ability of the Company to continue as a going concern depends upon the discovery of economically recoverable reserves, the ability of the Company to obtain financing to complete development, and upon future profitable operations from the properties or proceeds from their disposition. There can be no assurance that the Company will be able to continue to raise funds from the aforementioned sources in which case the Company may be unable to meet its obligations. These factors raise substantial doubts about the Company's ability to continue as a going concern. The financial statements do not include any adjustments to the carrying amounts and classifications of assets and liabilities that would result if the Company was unable to continue as a going concern.

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

The interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles for the preparation of financial statements for interim periods, as prescribed in IAS 34, "Interim Financial Reporting".

The significant accounting policies and methods of computation adopted in the preparation of the interim consolidated financial statements are consistent with those followed in the preparation of the annual consolidated financial statements.

NOTE 3: LOAN RECEIVABLE AND LOANS PAYABLE

In connection with the Transaction, Adira had advanced $25 to SMAART to meet it's ongoing working capital requirements pending the completion of the transaction. During the six months ended June 30, 2017, SMAART repaid the $25 loan and advanced the Company a loan of $6.

ADIRA ENERGY LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 4:- EQUITY

a.	Stock Option Plan:

There wes no movement in stock options during the three months ended June 30, 2017.

The following table summarizes information about stock options outstanding and exercisable as of June 30, 2017 (unaudited):

Grant date	Expiry date	Grant date fair value	Exercise price (*)	Number of options outstanding	Number of options exercisable	Average remaining contractual life

August 22, 2012 (*)	August 21, 2017	$1.05	$2.26	236,000	236,000	0.14	(**)

				236,000	236,000

(*)	The exercise price is denominated in Canadian dollars and was translated to USD in the table above using the exchange rate on June 30, 2017.
(**)	See also Note 6a.

b.       Share purchase warrants:

The following tables summarize information applicable to warrants outstanding as of June 30, 2017:

Issue date	Expiry date	Grant date fair value	Exercise price (*)	Number of warrants

May 7, 2015	May 6, 2018	$0.04	$0.03	4,820,000

(*)	The exercise price of these warrants is denominated in Canadian dollars and was translated to USD in the table above using the exchange rate as of June 30, 2017.

NOTE 5:- RELATED PARTY TRANSACTIONS

During the six month period ended June 30, 2017, the Company incurred $2 in consulting fees and operating expenses to private companies which are controlled by directors or officers of the Company, as compared to $5 during the six month period ended June 30, 2016.

These transactions are in the ordinary course of business and are measured at the amount of consideration set and agreed by the related parties.

ADIRA ENERGY LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 6:- SUBSEQUENT EVENTS

a.	On August 21, 2017, 236,000 option exired. As of the date of this report, there are no options outstanding.

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